UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURUSANT TO § 240.13d-2

(Amendment No.     )*

IRADIMED CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46266A109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46266A109

1.	Names of Reporting Persons Roger E. Susi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,275,000 (1)

	6.	Shared Voting Power 4,725,000 (2)

	7.	Sole Dispositive Power 2,275,000 (1)

	8.	Shared Dispositive Power 4,725,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 64.7% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)         Consists of shares held by the Roger E. Susi Revocable Trust, of which Roger Susi is the settlor and trustee.

(2)         Consists of 2,362,500 shares held by the Matthew Susi 2008 Dynasty Trust and 2,362,500 shares held by the Phillip Susi 2008 Dynasty Trust.  Roger Susi is the settlor for each of the trusts, which are irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of the trust in certain circumstances.  J. Richard Susi, the brother of Roger Susi, is the trustee for each of the trusts.

(3)         Based upon 10,814,650 shares outstanding as of October 31, 2014, as reported on Quarterly Report on Form 10-Q, filed on November 13, 2014.

CUSIP No. 46266A109

1.	Names of Reporting Persons Roger E. Susi Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,275,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,275,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,275,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.0% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)         Based upon 10,814,650 shares outstanding as of October 31, 2014, as reported on Quarterly Report on Form 10-Q, filed on November 13, 2014.

CUSIP No. 46266A109

1.	Names of Reporting Persons Matthew Susi 2008 Dynasty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,362,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,362,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.8% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)         Based upon 10,814,650 shares outstanding as of October 31, 2014, as reported on Quarterly Report on Form 10-Q, filed on November 13, 2014.

CUSIP No. 46266A109

1.	Names of Reporting Persons Phillip Susi 2008 Dynasty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,362,500

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,362,500

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,362,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.8% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)         Based upon 10,814,650 shares outstanding as of October 31, 2014, as reported on Quarterly Report on Form 10-Q, filed on November 13, 2014.

CUSIP No. 46266A109

Item 1.
	(a)	Name of Issuer Iradimed Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1025 Willa Springs Dr. Winter Springs, Florida 32708

Item 2.
	(a)	Name of Person Filing (i) Roger E. Susi (ii) Roger E. Susi Revocable Trust (iii) Matthew Susi 2008 Dynasty Trust (iv) Phillip Susi 2008 Dynasty Trust
	(b)	Address of Principal Business Office or, if none, Residence (i), (ii), (iii), (iv): 1025 Willa Springs Dr. Winter Springs, Florida 32708
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 46266A109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The information in items 1 through 11 on the cover pages (pages 2 through 5) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

/s/ Roger Susi
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard, Trustee

Agreement of Joint Filing

Joint Filing Agreement attached hereto as Exhibit A.

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Iradimed Corporation shall be filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 17, 2015

/s/ Roger Susi
Roger Susi

ROGER E. SUSI REVOCABLE TRUST

/s/ Roger Susi
Roger Susi, Trustee

MATTHEW SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard, Trustee

PHILLIP SUSI 2008 DYNASTY TRUST

/s/ J. Richard Susi
J. Richard, Trustee